FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2018

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F             X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes                              No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                              No     X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                              No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item

Class Action . Association for the Defense of Users and Consumers- (Aduc) vs BBVA Banco Frances S.A.

Autonomous City of Buenos Aires, May 14, 2018

Messrs

National Securities Committee

By hand

REF: Relevant Event - Section 3, paragraph 9), Sub Section II,

Chapter I, Title XII of the CNV RULES (T.O. 2013 and amendments.)

The undersigned, in my capacity as Market Relations Manager, hereby inform you that BBVA Banco Francés S.A. has been notified of the class action named “Association for the Defense of Users and Consumers- (Aduc) vs BBVA Banco Frances S.A. - Ordinary Proceeding (Case N° 8413/2016 pending before the National Court of First Instance in Commercial Matters No. 5, Secretariat No. 10.

The purpose of the complaint is to challenge the alleged and illegitimate perception of an insurance as an accessory contract to a financial service during the period between 11/13/2015 and 9/1/2016.

BBVA Banco Francés S.A. is analyzing the content and implications of such complaint, and considering that in the eventual and hypothetical case of an unfavorable resolution of this controversy, this will not have a significant impact on its assets and activity.

With nothing further, I remain sincerely yours.

BBVA BANCO FRANCES S.A.

Av. Córdoba 111 piso 31 (C 1054AAA), Ciudad Autónoma de Buenos Aires, Argentina

IGJ 18-09-14, N.17995, L.70, T. S.A. (T.O.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: May 14, 2018	By:	/s/ Ernesto Gallardo
Name: Ernesto Gallardo
Title: Chief Financial Officer